February 15, 2019

Hong Wang
Chief Executive Officer
United World Holding Group Ltd.
c/o United Culture Exchange (Beijing) Co., Ltd.
48 Guang'an Men South Street
Building No. 1, Suite 4008
Xichen District, Beijing, PRC 100054

       Re: United World Holding Group Ltd.
           Registration Statement on Form F-1
           Filed January 18, 2019
           File No. 333-229310

Dear Mr. Wang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Registration Statement

General

1. We note the last year audited financial statements was older than 12 months at the time your document was filed and it appears this is the initial public offering of your shares.
       Accordingly, please update the last year audited financial statements pursuant to Item
       8.A.4 of Form 20-F which applies to your filing or provide the appropriate representation in an exhibit in accordance with Instruction 2 to Item 8.A.4.
2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they
 Hong Wang
United World Holding Group Ltd.
February 15, 2019
Page 2
      retain copies of the communications.
Prospectus Summary, page 1

3. Please disclose what you mean by "soft power" here and on page 40. Also disclose how your B&B strategy is consistent with your strategy to be "light in asset." We note for example that you "redesign the inns with cultural themes and traditional decorations, and equip them with modern appliances."
Risk Factors, page 7

4. Please add a risk factor or risk factors discussing risks attendant to your VIE structure.
Business, page 40

5. From your disclosure on page 46 it appears you are already operating partner B&B inns.
      Please disclose how your "partnerships" are structured so that investors can understand how you generate revenue from these arrangements.
6. For your partner B&B inns, please disclose the location, size, and number of inns.
7. Quantify the statement on page 46 that "gross sales volume has been greatly increased."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Doug Jones,
Staff Accountant, at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown, Attorney-Advisor, at (202)
551-3859 or J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any other questions.



                                                             Sincerely,
FirstName LastNameHong Wang
                                                             Division of
Corporation Finance
Comapany NameUnited World Holding Group Ltd.
                                                             Office of
Transportation and Leisure
February 15, 2019 Page 2
cc:       Jason Ye
FirstName LastName